Exhibit 99.1

Deutsche Bank

Deutsche Bank Aktiengesellschaft - Extraordinary General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 28.41%

Item 1	Resolution pursuant to § 244 Stock Corporation Act confirming the resolution on Agenda Item 2 (Appropriation of distributable profit) taken by the General Meeting on May 31, 2012 - proposal pursuant to convocation approved

262,558,758	shares for which valid votes were submitted (= 28.25% of the share capital)
260,872,546	yes votes	99.36%
1,686,212	no votes	0.64%

Item 2	Resolution pursuant to § 244 Stock Corporation Act confirming the resolution on Agenda Item 5 (Election of the auditor for the 2012 financial year, interim accounts) taken by the General Meeting on May 31, 2012 - proposal pursuant to convocation approved

259,991,431	shares for which valid votes were submitted (= 27.97% of the share capital)
256,589,041	yes votes	98.69%
3,402,390	no votes	1.31%

Item 3.1	Resolution pursuant to § 244 Stock Corporation Act confirming the resolution on Agenda Item 9.1 (Election of Dr. Paul Achleitner to the Supervisory Board) taken by the General Meeting on May 31, 2012 - proposal pursuant to convocation approved

261,711,063	shares for which valid votes were submitted (= 28.16% of the share capital)
257,680,451	yes votes	98.46%
4,030,612	no votes	1.54%

Item 3.2	Resolution pursuant to § 244 Stock Corporation Act confirming the resolution on Agenda Item 9.2 (Election of Mr. Peter Löscher to the Supervisory Board) taken by the General Meeting on May 31, 2012 - proposal pursuant to convocation approved

261,589,738	shares for which valid votes were submitted (= 28.14% of the share capital)
255,760,267	yes votes	97.77%
5,829,471	no votes	2.23%

Item 3.3	Resolution pursuant to § 244 Stock Corporation Act confirming the resolution on Agenda Item 9.3 (Election of Professor Dr. Klaus Rüdiger Trützschler to the Supervisory Board) taken by the General Meeting on May 31, 2012 - proposal pursuant to convocation approved

261,230,783	shares for which valid votes were submitted (= 28.10% of the share capital)
241,209,277	yes votes	92.34%
20,021,506	no votes	7.66%

Proposal to set aside Agenda Item 1 or at least not to put it to a vote - rejected

126,957,395	shares for which valid votes were submitted (= 13.66% of the share capital)
769,301	yes votes	0.61%
126,188,094	no votes	99.39%

Deutsche Bank

Deutsche Bank Aktiengesellschaft - Extraordinary General Meeting 2013

Voting results

All figures include absentee votes.

Presence of voting rights = 28.41%

Proposal to set aside Agenda Item 2 or at least not to put it to a vote - rejected

126,871,924	shares for which valid votes were submitted (= 13.65% of the share capital)
756,373	yes votes	0.60%
126,115,551	no votes	99.40%

Proposal to set aside Agenda Item 3 or at least not to put it to a vote - rejected

126,857,320	shares for which valid votes were submitted (= 13.65% of the share capital)
757,001	yes votes	0.60%
126,100,319	no votes	99.40%